Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-216005
Supplement dated October 29, 2018)

Celanese US Holdings LLC

€500,000,000 2.125% Senior Notes due 2027
______________________________________________________________________________
Term Sheet
October 29, 2018

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Principal Amount:	€500,000,000

Title of Securities:	2.125% Senior Notes due 2027 (the “Notes”)

Maturity:	March 1, 2027

Offering Price:	99.231%, plus accrued interest from November 5, 2018, if settlement occurs after that date.

Coupon:	2.125%

Yield to Maturity:	2.228%

Spread to Benchmark Bund:	202 bps

Spread to Mid-Swap:	145 bps

Mid-Swap Yield:	0.778%

Benchmark Bund:	0.25% due February 15, 2027

Benchmark Bund Spot and Yield:	100.345; 0.208%

Interest Payment Dates:	March 1 of each year, commencing March 1, 2019

Record Dates:	February 15 of each year

Optional Redemption:	Make-whole call at Bund +30 bps

In addition, commencing December 1, 2026 (three months prior to maturity of the Notes), the Issuer may redeem some or all of the Notes at any time and from time to time at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Joint Book-Running Managers:	Deutsche Bank AG, London Branch J.P. Morgan Securities plc Merrill Lynch International Barclays Bank PLC Citigroup Global Markets Limited HSBC Bank plc Morgan Stanley & Co. International plc

Co-Managers:	MUFG Securities EMEA plc PNC Capital Markets LLC SMBC Nikko Capital Markets Limited UniCredit Bank AG

Trade Date:	October 29, 2018

Settlement Date:	November 5, 2018 (T+5)

We expect that delivery of the Notes will be made against payment therefor on or about the closing date as specified on the cover page of the prospectus supplement, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding two business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Distribution:	SEC Registered Offering

Net Proceeds:
We estimate that the net proceeds from this offering of the Notes will be approximately €496,155,000.00 (approximately $562,887,847.50, based on a €/$ exchange rate of €1.00/$1.1345 as of October 26, 2018) before deducting underwriting discount and other estimated fees and expenses of this offering.

Clearing and Settlement:	Euroclear / Clearstream

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

ISIN / Common Code:	XS1901137361 / 190113736

Anticipated Listing:	New York Stock Exchange

Additional changes to the Preliminary Prospectus Supplement:

Celanese Corporation’s current report on Form 8-K filed with the SEC on October 22, 2018 is incorporated by reference.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "MiFID II"); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a "distributor") should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in the prospectus supplement may only do so in circumstances in which no obligation arises for the Issuer or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive, in each case, in relation to such offer. Neither the Issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Issuer or the underwriters to publish a prospectus for such offer. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended or superseded) and includes any relevant implementing measure in the Relevant Member State.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended or superseded, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The prospectus supplement is not a prospectus for the purposes of the Prospectus Directive.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from Deutsche Bank AG, London Branch, Winchester House, 1 Great

Winchester Street, London, EC2N 2DB, United Kingdom, Attention: Syndicate Desk, Fax: +44 (0) 207 545 4455; J.P. Morgan Securities plc, Tel: +44 (0) 207 134 2468 or Merrill Lynch International, 2 King Edward Street, London, EC1A 1HQ, United Kingdom, Attention: Syndicate Desk, Fax: +44 (0) 207 995 0048.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

4